UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872302

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue de la Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

Copies to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 15.8%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 15.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.4%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.4%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International S.C.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 117,553,284
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 117,553,284
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,553,284
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International Management S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 117,553,284
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 117,553,284
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,553,284
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal Group S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 117,553,284
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 117,553,284
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,553,284
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Westend S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 117,553,284
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 117,553,284
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,553,284
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Stichting Administratiekantoor Westend
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 117,553,284
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 117,553,284
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,553,284
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Amaury Wittouck
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 117,553,284
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 117,553,284
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,553,284
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.7%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus US Partners LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,451,204
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,451,204
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,204
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.2%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Ulys, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,451,204
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,451,204
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,204
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.2%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Raymond Debbane
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 6,854,496
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,854,496
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,854,496
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.8%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 246,236,753 shares of Issuer Common Stock outstanding. See Item 5.

EXPLANATORY NOTE

This Amendment No. 21 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012, Amendment No. 11 thereto filed on October 26, 2012, Amendment No. 12 thereto filed on November 26, 2014, Amendment No. 13 thereto filed on June 4, 2018, Amendment No. 14 thereto filed on June 29, 2018, Amendment No. 15 thereto filed on December 16, 2020, Amendment No. 16 thereto filed on January 5, 2021, Amendment No. 17 thereto filed on January 21, 2021, Amendment No. 18 thereto filed on August 1, 2022, Amendment No. 19 thereto filed on August 9, 2022 and Amendment No. 20 thereto filed on June 6, 2023 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed jointly by Invus, L.P., a Bermuda limited partnership, Invus Advisors, L.L.C., a Delaware limited liability company, Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Invus US Partners LLC, a Delaware limited liability company, Ulys, L.L.C., a Delaware limited liability company, Mr. Raymond Debbane, a citizen of Panama, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme, Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Amaury Wittouck, a citizen of Belgium (collectively, the “Invus Parties”).

The address of the principal place of business and principal office of Invus, L.P., Invus Public Equities, L.P., Invus US Partners LLC, Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The business address for Mr. Debbane is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address of the principal place of business and principal office of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend S.A. and Mr. Amaury Wittouck is 44, Rue de la Vallée, L-2661, Luxembourg, Luxembourg. The address of the principal place of business and principal office of the Stichting is Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands.

Invus, L.P., Invus Public Equities, L.P. and Invus US Partners LLC, which are controlled by Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C., respectively, are principally engaged in the business of investing in securities. Invus Public Equities Advisors, LLC, which is controlled by the Geneva branch of Artal International S.C.A., is primarily engaged in the business of serving as the general partner of Invus Public Equities, L.P. Invus Advisors, L.L.C., which is controlled by Artal International S.C.A., is principally engaged in the business of serving as the general partner of Invus, L.P. Ulys, L.L.C. is principally engaged in the business of serving as the managing member of Invus US Partners LLC. Mr. Debbane is the sole member of Ulys, L.L.C., and his present occupation is serving as President of The Invus Group, LLC and Chief Executive Officer of Artal Group S.A. Mr. Debbane is also Chairman of the board of directors of the Issuer. Artal International S.C.A., a subsidiary of Artal Group S.A., is principally engaged in the business of owning its subsidiaries. Artal International Management S.A., a subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a subsidiary of Westend S.A., is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend S.A., a subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The Stichting is principally engaged in the business of owning Westend S.A. and its subsidiaries. Mr. Amaury Wittouck is the sole member of the board of the Stichting, and his principal present occupation is as Chairman of the board of Artal Group S.A.

The name, business address, citizenship and present principal occupation or employment of each executive officer of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. and the name and principal business and address of any organization in which such employment is conducted are set forth in Schedule I filed in Amendment No. 20 to Schedule 13D which is incorporated herein by reference.

The director of Artal International Management S.A. is Mr. Bernard Darimont; the Managing Directors of Artal International Management S.A. are Mrs. Anne Goffard and Mr. Pierre Claudel; and the managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Claudel is a citizen of France; his present principal occupation is as an employee of Artal International S.C.A.; and his business address is the same as for Artal International S.C.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a director of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A.

The directors of Artal Group S.A. are Mr. Amaury Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Gabriel de l’Escaille, Mr. Debbane (Managing Director), Mr. Jean Fossion and Mr. Frank Dierckx. Mr. Ahlborn is a citizen of Luxembourg; and his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. de l’Escaille is a citizen of Belgium; and his present principal occupation is as a director of Artal Group S.A. Mr. Fossion is a citizen of Belgium; and his present principal occupation is as a financial consultant; and his business address is Domein Fuji 6, 1970 Wezembeek-Oppem, Belgium. Mr. Dierckx is a citizen of Belgium; and his present principal occupation is as consultant; and his business address is Elizabetlaan 174, 8300 Knokke, Belgium. The information for Mr. Debbane and Mr. Amaury Wittouck is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Anne Goffard (Managing Director), Mr. Pierre Claudel (Managing Director), Mr. Henri Reiter, Mr. Frank Dierckx, Mr. Amaury Wittouck, Mrs. Flore Wittouck, Mrs. Amandine Wittouck and Mr. Kyril Wittouck. Mr. Henri Reiter is a citizen of Luxembourg; his present principal occupation is as independent director, and his business address is 40, Boulevard Joseph II, L-1840 Luxembourg. Mrs. Flore Wittouck is a citizen of Belgium, her present principal occupation is as a director of Westend S.A. Mrs. Amandine Wittouck is a citizen of Belgium; her present principal occupation is as a director of Westend S.A. Mr. Kyril Wittouck is a citizen of Belgium; his present principal occupation is as a director of Westend S.A. Unless otherwise noted above, the business address of each of the directors of Westend S.A. is the same as for Westend S.A. The information for Mrs. Goffard, Mr. Claudel, Mr. Dierckx and Mr. Amaury Wittouck is provided above.

During the last five years, none of the Invus Parties or, to the knowledge of the Invus Parties, any of the individuals named in Item 2 or Schedule I, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraph after the last paragraph thereof:

On March 13, 2024, Artal International S.C.A. purchased 1,150,922 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer for an aggregate purchase price of $124,875,037 representing a purchase price of $108.50 per share. Artal International S.C.A. used available funds to purchase such shares of Preferred Stock.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented to include the following:

The information set forth in Items 3 and 6 of the Statement is incorporated herein by reference.

On March 11, 2024, the Issuer entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”). Pursuant to the Purchase Agreement, the Issuer agreed to sell 2,304,147 shares of Preferred Stock at a price per share of $108.50 in a private placement (the “Private Placement”). Each share of Preferred Stock will automatically convert into 50 shares (subject to adjustments) of Issuer Common Stock immediately following the satisfaction of all of the following conditions: (i) the approval of the Sixth Amended and Restated Certificate of Incorporation of the Issuer (the “New Charter”) by the shareholders of the Issuer at the 2024 annual meeting of stockholders (the “Annual Meeting”); (ii) the adoption of the New Charter by the Issuer’s board of directors; and (iii) the filing and acceptance of the New Charter with and by the Secretary of State of the State of Delaware. The holders of the Preferred Stock are entitled to vote on an as-converted basis on all matters and not as a separate class vote, except as required by Delaware law. The closing of the Private Placement occurred on March 13, 2024.

The Purchase Agreement also contains customary registration rights whereby the Issuer has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”), concurrently with or within 10 business days after filing the preliminary proxy statement for the Annual Meeting, thereby registering the resale of the shares of Common Stock issuable upon the conversion of the shares of Preferred Stock issued in the Private Placement.

Artal International S.C.A., one of the Purchasers under the Purchase Agreement, elected to participate in the Private Placement on the same terms as each other Purchaser pursuant to its preemptive right under the Issuer’s Fifth Amended and Restated Certificate of Incorporation to participate in new issuances of the Issuer’s equity securities on a pro rata basis. Pursuant to a Voting Support Agreement, dated March 11, 2024 (the “Support Agreement”), the Invus Parties have agreed to, among other things, vote their shares at the Annual Meeting in favor of the approval of the New Charter and have agreed not to transfer their voting securities (except to affiliates) until the New Charter is approved.

The Purchase Agreement contains customary representations, warranties and agreements by the Issuer and customary conditions to closing, obligations of the parties and termination provisions. The above description of the Purchase Agreement and Support Agreement is qualified in its entirety by reference to the Purchase Agreement and Support Agreement, which are filed as exhibits to this Statement and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Statement is each hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) Invus Public Equities, L.P. is the record and beneficial owner of 3,516,214 shares of Issuer Common Stock, representing approximately 1.4% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. The Geneva branch of Artal International S.C.A., as the managing member of Invus Public Equities Advisors, LLC, controls Invus Public Equities Advisors, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Public Equities Advisors, LLC may be deemed to beneficially own. Each of Invus Public Equities Advisors, LLC and the Geneva branch of Artal International S.C.A. disclaims such beneficial ownership.

Invus, L.P. is the record owner of 35,402,689 shares of Issuer Common Stock and the beneficial owner of 38,918,903 shares of Issuer Common Stock, representing approximately 14.4% and approximately 15.8% of the outstanding shares of Issuer Common Stock, respectively. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Advisors, L.L.C. disclaims such beneficial ownership.

Artal International S.C.A. is the record owner of 78,634,381 shares of Issuer Common Stock and the beneficial owner of 117,553,284 shares of Issuer Common Stock, representing approximately 31.9% and approximately 47.7% of the outstanding shares of Issuer Common Stock, respectively. Artal International S.C.A., as the managing member of Invus Advisors, LLC, and through its Geneva branch, as the managing member of Invus Public Equities Advisors, LLC, controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock they may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend S.A., as the parent company of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend S.A., controls Westend S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend S.A. may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that the Stichting may be deemed to beneficially own. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend S.A., the Stichting and Mr. Amaury Wittouck disclaims such beneficial ownership.

Invus US Partners LLC is the record and beneficial owner of 5,451,204 shares of Issuer Common Stock, representing approximately 2.2% of the outstanding shares of Issuer Common Stock. Ulys, L.L.C., as the managing member of Invus US Partners LLC, controls Invus US Partners LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus US Partners LLC. Ulys, L.L.C. disclaims such beneficial ownership. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Mr. Debbane disclaims such beneficial ownership.

Mr. Debbane individually directly owns 1,340,847 shares of Issuer Common Stock and beneficially owns an additional 54,413 and 8,032 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days and restricted stock units that are scheduled to vest within 60 days, respectively. Mr. Debbane also holds unvested stock options to purchase an additional 18,041 shares of Issuer Common Stock scheduled to vest on various vesting dates.

The Reporting Persons collectively beneficially own 124,407,780 shares of Issuer Common Stock, representing approximately 50.5% of the outstanding shares of Issuer Common Stock. Calculations of the percentage of shares of Issuer Common Stock beneficially owned are based on 246,236,753 shares of Issuer Common Stock outstanding as of March 7, 2024, as provided by the Issuer in the Purchase Agreement.

Mr. Amouyal beneficially owns 240,332 shares of Issuer Common Stock held directly and an additional 54,413 and 8,032 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days and restricted stock units that are scheduled to vest within 60 days, respectively. Mr. Guimarães beneficially owns 714 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 159,023 shares of Issuer Common Stock held directly and an additional 54,413 and 8,032 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days and restricted stock units that are scheduled to vest within 60 days, respectively. Each of Messrs. Amouyal and Sobecki also holds unvested stock options to purchase an additional 18,041 shares of Issuer Common Stock scheduled to vest on various vesting dates. Shares of Issuer Common Stock beneficially owned by each of Messrs. Amouyal, Guimarães and Sobecki represent less than 1% of the number of outstanding shares of Issuer Common Stock.

(c) Except as set forth in this Statement, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 3 and 4 of the Statement is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

26. Preferred Stock Purchase Agreement, by and among the Issuer and the purchasers party thereto (including Artal International S.C.A.), dated March 11, 2024, including the Certificate of Designations of the Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 11, 2024).

27. Voting Support Agreement, by and among the Issuer, Artal International S.C.A., Artal Group S.A., Artal International Management S.A., Invus Advisors, L.L.C., Invus Public Equities, L.P., Invus, L.P., Mr. Amaury Wittouck, Stichting Administratiekantoor Westend and Westend S.A., dated March 11, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Chief Financial Officer

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Chief Financial Officer

INVUS ADVISORS, L.L.C.

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Chief Financial Officer

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Chief Financial Officer

ARTAL INTERNATIONAL S.C.A.

By: ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Amaury Wittouck
Name:	Amaury Wittouck
Title:	Sole Member of the Board

AMAURY WITTOUCK

By:	/s/ Amaury Wittouck

INVUS US PARTNERS LLC

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Authorized Person

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane

Dated: March 13, 2024